

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

July 31, 2009

Mr. Felipe Pimenta Barrios
Chief Financial Officer
West Canyon Energy Corp.
20333 State Highway 249, Suite 200-113
Houston, TX 77077

> **Re:** **West Canyon Energy Corp.**
> **Form 10-KSB/A for the Fiscal Year Ended June 30, 2008**
> **Filed  April 16, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended December 31, 2008**
> **Filed  April 16, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **Response letter dated July 6, 2009**
> **File No. 333-130673**

Dear Mr. Barrios:

     We have reviewed your response letter and have the following comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2008

General

1.     We believe it will be necessary for you to further amend your Form 10-K to comply with the following comments.  In addition, please update your filing to comply with prior comments 2 and 5.  Please call us prior to filing your next amendment to make arrangements.

2.      We note that you have various disclosures quantifying "potential reserves"
        associated with your interests in oil and gas properties.  However, we understand
        that you have not established reserves as defined in Rule 4-10(a) of Regulation S-
        X.  The guidance in Instruction 5 to Item 102 of Regulation S-K generally
        prohibits disclosure in documents filed with the SEC of estimates of oil and gas
        reserves other than proved.

Financial Statements

3.      We have read your response to prior comment 4 in which you explain that you do
        not believe that predecessor financial statements are required for PetroSouth
        Energy Corp. BVI because this entity held only unproved property and did not
        meet the definition of a business in EITF 98-3.

        However, in the Form 8-K that you filed on October 3, 2007, you disclosed that
        you were a shell company prior to your acquisition of PetroSouth Energy Corp.
        BVI.  You provided separate financial statements for this entity under Rule 8-04
        of Regulation S-X and on December 17, 2007 you amended the Form 8-K to
        include pro forma financial statements.  This reporting is consistent with the
        reporting required for an acquisition of a business.  And the presumption set forth
        in Rule 11-01(d) of Regulation S-X is that an acquisition of a separate entity is an
        acquisition of a business for *reporting* purposes.  In either case, the identification
        of a predecessor is not dependent upon its operating status.

        We have consulted with our Division's Office of Chief Accountant, and believe
        that PetroSouth Energy Corp. BVI meets the definition of predecessor as defined
        in Rule 405 of Regulation C, considering your prior reporting, and the nature of
        the assets and activity of this entity leading up to and at the time of your
        acquisition.

        Therefore, we believe that it will be necessary for you to amend your Form 10-K
        to add *audited* financial statements for this entity from its inception date of
        November 30, 2006 up to your October 2, 2007 acquisition date.  Alternatively,
        you can provide audited financial statements for this entity for each of the periods
        comprising November 30, 2006 up to its fiscal year end of March 31, 2007, and
        from April 1, 2007 to October 2, 2007.  We do not waive the requirement for
        predecessor financial statements.

        Additionally, it will be necessary to expand your disclosure in MD&A to discuss
        and analyze your historical results along with those of your predecessor.  Please
        contact us by telephone if you require further clarification or guidance.

Note 2 – Summary of Significant Accounting Policies, page 26

g) Accounting for Oil and Gas Properties, page 27

4.      We have read your response to prior comment 6.  Please further expand your disclosure to incorporate in your discussion of the limitation on your capitalized costs (i.e. the ceiling test) points (B) and (C) of Rule 4-10(c)(4) of Regulation S-X since these points are critical elements of the ceiling test and full cost accounting policy.

5.      We note on page 5 of your Form 10-K/A that you plugged and abandoned the Laura-1 exploration well on the Talora property in January 2007.  In your disclosure under Current Business on page 6 you indicate that drilling this well fulfilled your commitment for the second exploration phase of the contract.

        Tell us the total acquisition and total exploration costs you have capitalized for this property, including amounts associated with this and any other wells that have not found proved reserves.  Given that you have not established proved reserves, and considering that you have not reported any ceiling test write-down, we would like you to explain how you accounted for the costs associated with this exploration work, including acquisition costs associated with properties that have been evaluated, in applying the guidance under Rule 4-10(c)(3)(ii)(A) and (C), and Rule 4-10(c)(4)(i)(C) of Regulation S-X.

        Please provide details sufficient to understand why your application of the ceiling test has not led to a write-down for costs associated with evaluated properties.

6.      We note on page F-25 of the Form 8-K/A that you filed on December 17, 2007, you reported in the historical activity section of your pro-forma Statement of Operations revenue of $39,692 for PetroSouth Energy Corp. BVI for the three months ended September 30, 2007.  Tell us the origin of this revenue amount and the reasons this activity did not reoccur in subsequent periods, after your acquisition.

7.      We note your disclosure in the first paragraph under "Buenavista Exploration and Production Contract" on page 6 stating "Our Bolivar 1 well is currently tapping the La Luna Reservoir at approximately 3,000 feet, while producing 90 barrels of oil per day and is still being tested to determine if commercial production can be achieved."

Tell us whether you are selling the production to which you refer, and if so how this is being presented in your financial statements.  Also explain how your accounting for the costs associated with this property is consistent with the guidance in Rule 4-10(c)(3)(ii)(A) and (C), and Rule 4-10(c)(4)(i)(C) of Regulation S-X, for purposes of amortization and in conducting the ceiling test.

In conjunction with your reply, please be sure to identify the dates of drilling this well, first production, and lapses and recommencements in production; and describe the nature of any subsequent work on the property.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief